Exhibit 4.32

DESCRIPTION OF KRAFT HEINZ’S SECURITIES
The following description is a summary that is not complete and is qualified in its entirety by reference to Kraft Heinz’s Second Amended and Restated Certificate of Incorporation, as amended (“Certificate of Incorporation”) and Kraft Heinz’s Amended and Restated By-Laws (“By-Laws”).
General
Kraft Heinz is authorized to issue five billion (5,000,000,000) shares of common stock, par value $0.01 per share, and nine hundred twenty thousand (920,000) shares of preferred stock, par value $0.01 per share.
     Under the Certificate of Incorporation, Kraft Heinz may issue preferred stock in one or more series, with preferences, limitations and rights as authorized by Kraft Heinz’s board of directors, to the extent permitted by Delaware law. The powers (including voting, if any), preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other classes and series of preferred stock at any time outstanding. The issuance of preferred stock may adversely affect the rights of Kraft Heinz’s common shareholders by, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control without further action by the stockholders.
As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of Kraft Heinz’s common stock. Kraft Heinz’s common stock is listed on the Nasdaq Global Select Market and trades under the ticker symbol “KHC.” All outstanding shares of common stock are validly issued, fully paid and non-assessable.
Dividend and Liquidation Rights
Subject to the preferences applicable to any shares of preferred stock outstanding at any time, holders of Kraft Heinz’s common stock are entitled to receive dividends when and as declared by its board of directors from assets or funds legally available therefore. The timing, declaration, amount and payment of future dividends will depend on Kraft Heinz’s financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that Kraft Heinz’s board of directors deems relevant. Kraft Heinz’s board of directors will make all decisions regarding the payment of dividends from time to time in accordance with applicable law. Subject to any preferential liquidation rights of holders of preferred stock that may be outstanding, upon Kraft Heinz’s dissolution, the holders of Kraft Heinz’s common stock will be entitled to share ratably in Kraft Heinz’s assets legally available for distribution to Kraft Heinz’s stockholders.
Voting and Other Rights
Each share of common stock outstanding is entitled to one vote on all matters on which stockholders generally are entitled to vote. However, except as required by law, holders of common stock are not entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding class or series of preferred stock if the holders of such affected class or series are entitled, either separately or together with the holders of one or more other such class or series, to vote thereon pursuant to the Certificate of Incorporation or the Delaware General Corporation Law.
The By-Laws provide that, except as required by law, the Certificate of Incorporation or the rules of any stock exchange upon which Kraft Heinz’s capital stock is listed, all corporate actions to be taken by vote of the shareholders shall be authorized by a majority of the votes cast by the shareholders entitled to vote thereon who are present in person or represented by proxy, and where a separate vote by class or series is required, a majority of the votes cast by the shareholders of such class or series who are present in person or represented by proxy shall be the act of such class or series; provided that the election of directors shall be determined by the vote of a majority of the votes cast or a plurality.
The holders of Kraft Heinz’s common stock have no preemptive rights and no rights to convert their common stock into any other securities. Kraft Heinz’s common stock is not subject to any redemption or sinking fund provisions.
Anti-takeover Effects of Certain Provisions of the Certificate of Incorporation and By-Laws
 General
 The Certificate of Incorporation and the By-Laws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and that could make it more difficult to acquire control of the company by means of a tender offer, open market purchases, a proxy contest or otherwise. A description of these provisions is set forth below.
 No Cumulative Voting
 Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. The Certificate of Incorporation does not grant shareholders the right to vote cumulatively.
 Blank Check Preferred Stock
 We believe that the availability of the preferred stock under the Certificate of Incorporation provides the company with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance will allow the company to issue shares of preferred stock without the expense and delay of a special shareholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by the company’s shareholders, with the exception of any actions required by applicable law or the rules of any stock exchange on which Kraft Heinz’s securities may be listed. The board of directors will have the power, subject to applicable law, to issue classes or series of preferred stock that could, depending on the terms of the class or series, impede the completion of a merger, tender offer or other takeover attempt.
  Shareholder Action by Written Consent
 The Certificate of Incorporation provides that any action required or permitted to be taken at any annual or special meeting of the shareholders of Kraft Heinz may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding capital stock of Kraft Heinz having not less than the minimum number of votes necessary to authorize such action at a meeting at which all shares of capital stock entitled to vote thereon were present and voted.

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